Exhibit 2.e


                        AMERICAN CAPITAL STRATEGIES, LTD.

                           DIVIDEND REINVESTMENT PLAN



                        American Capital Strategies, Ltd.
                             3 Bethesda Metro Center
                                    Suite 860
                               Bethesda, MD 20814
                                 (301) 951-6122



                               Plan Administrator:


                                Boston EquiServe
                               -----------------
                               150 Royall Street
                               Mail Stop 45-02-62
                                Canton, MA 02021
                                 (800)-425-5523


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              The following is the American Capital Strategies, Ltd.
              Dividend Reinvestment Plan (the "Plan"). Further questions and correspondence should be directed to either of the addresses listed on the front of the Plan:

              1.     What is the purpose of the Plan?

                     The purpose of the Plan is to provide stockholders with a simple and convenient method of investing cash dividends and distributions in additional shares of common stock, $0.01 par value per share (the "Common Stock"), of American Capital Strategies, Ltd. (the "Company" or "American Capital") at the Common Stock's current market price. Participants in the Plan ("Participants") may have cash dividends and distributions automatically reinvested without charges for recordkeeping, and may take advantage of the custodial and reporting services provided by Boston EquiServe (the "Plan Administrator") at no additional Cost.

              2.     What does the Plan Administrator do?

                     The Plan Administrator administers the Plan for Participants, keeps records, sends statement of accounts to Participants, and performs other duties relating to the Plan.

              3.     How does a stockholder enroll?

                     The Company's Dividend Reinvestment Plan is an "opt-out" plan. A stockholder whose shares are registered in his own name will have all distributions reinvested automatically in additional shares by the Plan Administrator unless the stockholder elects, in writing, not to participate in the Plan. The procedure for terminating participation in the Plan is explained in the answer to Question 16.

              4. What if the shares are held by a broker, bank or nominee?

                     If your shares are held on the books of the Plan Administrator in the name of a broker, bank or other nominee (a "Nominee"), your distributions will be reinvested automatically by the Nominee in additional shares under the Plan unless your Nominee does not provide such a service or you elect not to participate in the Plan. Many


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                     Nominees do not provide such a service and routinely
                     request dividends and distributions to be paid in cash on all shares registered in their names. If your shares are held for your account by a Nominee and you would like to participate in the Plan, you should either make appropriate arrangements for your Nominee to participate on your behalf, or you must become stockholder of record by having a part or all of your shares transferred to your own name. If your shares are held in the name of a Nominee you should contact the Nominee for details.

              5.     What if a stockholder would rather receive cash?

                     If you would rather receive cash, you must notify the Plan Administrator in writing that you would like to terminate your participation in the Plan. You may terminate your participation in the Plan at any time. The procedure for terminating participation in the Plan is explained in the answer to Question 16.

              6. What if a stockholder wishes to receive cash on only some of his or her shares?

                     If you wish to receive dividends and distributions in cash on some of your shares, and have the remaining dividends and distributions reinvested, you must notify the Plan Administrator, in writing, to that effect. As a partial participant, you will receive your dividends and distributions in cash only with respect to the number of shares that you have specified. With respect to any other shares registered in your name, and with respect to the shares credited to your account on the books of the Plan Administrator, the corresponding dividends and distributions will be paid in additional shares.

                     The number of shares on which you receive cash may be changed at any time simply by writing the Plan Administrator.

              7. May a stockholder elect to re-enroll once he has terminated participation in the Plan?

                     Yes. If stockholder has previously elected to receive dividends and distributions in cash and thus terminated participation in the Plan, and


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                     later wishes to participate in the Plan, the stockholder
                     may re-enroll at any time by completing an Authorization Form and delivering it to the Plan Administrator. Any letter requesting enrollment must be received by the Plan Administrator prior to the dividend declaration date in order for it to take effect as of the next dividend or distribution.

                     A dividend declaration date is a date on which the Company's Board of Directors (the "Board of Directors") declares a dividend or distribution to be paid and specifies the amount of such dividend or distribution.

              8. How does the Dividend Reinvestment Plan work and how are shares allocated under the Plan?

                     When the Board of Directors declares a dividend or distribution, all non-participants will receive such dividend or distribution by check mailed directly to the record holder by or under the direction of the Plan Administrator. The number of shares allocated to a Participant's Plan Account (a "Plan Account") will be arrived at as follows. Except under the circumstances outlined in Question 9, the Plan Administrator will buy shares of Common Stock in the open market, on NASDAQ or elsewhere, beginning on or before the payment date of the dividend or distribution, until it has expended for such purchase all of the cash that would otherwise be payable to the Participants. The number of shares that will then be credited to the Participants' Plan Accounts will be based on the average cost of the shares so purchased, including brokerage commissions. Each Participant's Plan Account will be credited with a number of shares, including fractional shares, equal to the total amount of cash dividend or distribution, net of any applicable withholding taxes, otherwise due to the Participant, divided by the price of the shares.

                     Neither the Company or any stockholder has the authority or power to direct the time or price at which shares of Common Stock may be purchased or the selection of the broker or dealer through or from whom purchases are to be made. The Company will absorb all administrative expenses connected with the operation of the Plan (except brokerage


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                     commissions which shall be borne pro rata by the
                     Participants). The Plan Administrator will hold the total shares of Common Stock purchased for all Participants in the name of its nominee and will have no responsibility for the value of such shares after their purchase.

              9.     Will newly issued shares ever be paid to Participants?

                     The Board of Directors may (but is not required to) declare a dividend or distribution to be paid to Participants in newly issued shares of Common Stock. In that situation, the price of newly issued shares credited to a Participant's Plan Account will be equal to the average of the closing sales prices reported for the shares in The Wall Street Journal NASDAQ National Market System listings for the five days on which trading of shares takes place immediately prior to the dividend payment date (but not less than 95% of the opening sales price on that date).

                     Even if the Board of Directors has declared the dividend or distribution to be payable to Participants in newly issued shares, the Plan Administrator will be under standing instructions not to credit newly issued shares, and instead to buy shares in the market, if (i) the price at which newly issued shares are to be credited does not exceed 110% of the last determined net asset value of the Common Stock or (ii) the Company has advised the Plan Administrator that since such net asset value was last determined it has become aware of events that indicate the possibility of a change in per share net asset value as a result of which the net asset value of the Common Stock on the payment date might be higher than the price at which the Plan Administrator would credit newly issued shares to the Participants' Plan Accounts.

                     If the Plan Administrator buys shares on the market, it is possible that by the time the Plan Administrator has completed its purchases, the average per share purchase price paid by the Plan Administrator may exceed the price at which the newly issued shares would have been credited, or the shares' current net asset value. As a result, there would be credited to the Participants' Plan Accounts a smaller number of


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                     shares than would have been credited if the dividend or
                     distribution had been paid in newly issued shares.

              10. When will shares of Common Stock be purchased under the Plan?

                     In the months in which dividends are paid, dividends will be invested beginning on the dividend payment date. The Plan Administrator will make every effort to invest any dividends it receives promptly beginning on each dividend payment date, and in no event later than 30 days from such date, except where necessary under any applicable federal securities laws.

                     No interest will be paid on funds held by the Plan Administrator pending investment.

              11. What accounts are maintained for Participants and what reports on these accounts do Participants receive?

                     The Plan Administrator will maintain a separate account for each Participant. All shares issued to a Participant under the Plan will be credited to the Participant's account. The Plan Administrator will mail to each Participant a statement confirming the issuance of shares within fifteen days after the allocation of shares is made. The statement will show the amount of the dividend or distribution, the price at which shares were credited, the number of full and fractional shares credited, the number of shares previously credited and the cumulative total of shares credited. In addition, each Participant will receive copies of the Company's annual and quarterly reports to stockholders, proxy statements and dividend income information for tax purposes.

              12. How will a Participant's shares be voted at meetings of stockholders?

                     The Participant will receive a proxy card covering the total number of shares held by the Participant of record, including shares credited to the Participant's Plan Account. If a proxy card is returned properly signed, but without indicating instructions as to the manner in which shares are to be voted with respect to any item


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                     thereon, the corresponding shares will be voted in
                     accordance with the recommendation of the Board of Directors. If the proxy card is not returned, or it is unexecuted or improperly executed, the corresponding shares will not be voted unless the Participant or the Participant's duly appointed representative votes in person at the meeting.


              13. Will certificates be issued for shares issued under the Plan?

                     No. Certificates for shares issued under the Plan will not be furnished to you until your account is terminated or unless you request certificates in writing for a specified number of shares credited to your Plan Account. All written requests for certificates should be directed to the Plan Administrator, allowing two weeks for processing. The issuance of certificates for shares credited to a Plan Account will not terminate your participation in the Plan. No certificate for a fractional share will be issued. If you terminate your participation in the Plan (see Question
                     16), the Plan Administrator will sell for your account any fractional share and send you a check for the proceeds.

              14.    In whose name will certificates be registered when issued?

                     Accounts under the Plan are maintained in the name in which share certificates of the Participant were registered at the time the Participant entered the Plan. Certificates for whole shares issued at the request of a Participant will be similarly registered.

              15. What happens if the Company issues a stock dividend or declares a stock split?

                     Any stock dividends or split shares distributed by the Company on shares held by the Plan Administrator for the Participant will be credited to the Participant's account.

              16.    What is the tax status of reinvested dividends?


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                     The automatic reinvestment of dividends and distributions
                     will not relieve a Participant of any income tax liability associated with such dividend or distribution. A Participant in the Plan will be treated for Federal income tax purposes as having received, on the dividend payment date, a dividend or distribution in an equal amount to the cash that the Participant could have received instead of shares. The tax basis of such shares will equal the amount of such cash.

                     A Participant will not realize any taxable income upon receipt of certificate for whole shares credited to the Participant's account either upon the Participant's request for a specified number of shares or upon termination of enrollment in the Plan. Each Participant will receive early in each year a Form 1099 regarding the Federal income tax status of all dividends and distributions taxable during the previous year.

              17. What happens if a Participant wishes to terminate participation?

                     You may terminate your participation in the Plan at any time by notifying the Plan Administrator in writing. To be effective on any given dividend payment date, the notice to terminate must be received by the Plan Administrator before the record date for the dividend payment. All dividends with a record date after receipt of your notification will be sent directly to you. Upon termination of your participation, you will receive a certificate for the number of full shares of Common Stock held for you by the Plan Administrator at no charge. At the same time, you will receive a check in payment for any fractional shares in your account, valued at the then current market price of the Company's Common Stock, less any applicable brokerage commissions and any other costs of sale. If you prefer, you can request that your full shares of Common Stock held by the Plan Administrator be sold, and you will receive a check for the proceeds, less any applicable brokerage commissions and any other costs of sale.

              18.    May the Plan be Changed or Discontinued?


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                     The Company and the Plan Administrator may amend, suspend
                     or terminate the Plan at any time. Notice of any such amendment, suspension or termination will be sent to all Participants at least ninety (90) days prior to the dividend or declaration date for which the amendment, suspension or termination is to be effective.

              19. What are the Plan Administrator's responsibilities under the Plan?

                     The Plan Administrator will not be liable under the Plan for any act done by the Plan Administrator in good faith or for any good faith omission to act including, without limitation, any claims for liability (a) arising out of failure to terminate a Participant's participation in the Plan upon the Participant's death prior to receipt of notice in writing of such death; (b) with respect to the prices at which shares are purchased or sold for the Participant's account and the time such purchases or sales are made; and (c) relating to the value of the shares acquired for the Participant's account.

                     The Internal Revenue Code of 1986, as amended, imposes certain reporting obligations upon brokers and other middlemen. As a result, the Plan Administrator will be required to report to the Internal Revenue Service and the Participant any sales of stock by the Plan Administrator on behalf of a Participant.



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